

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 10, 2010

Mr. Richard W. Donaldson
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer
Pengram Corporation
1200 Dupont Street, Suite 2J
Bellingham, WA 98225

> **Re: Pengram Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **Filed March 16, 2010**
> **File No. 000-52626**

Dear Mr. Donaldson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Kfor fiscal year ending November 30, 2009 filed March 16, 2010

Engineering Comments

General, page 4

1.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If the property is not material to your company, please provide a statement to that effect. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

-   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

-   A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

-   A north arrow.

-   An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

-   A title of the map or drawing, and the date on which it was drawn.

-   In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

2.   We note you use the terms such as grab samples, yields up to, as high as, and assay ranges in your discussions of the assay results in numerous location in this filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

        *   Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

*   Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

*   Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

*   Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

*   Eliminate statements containing grade and/or sample-width ranges.

*   Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

*   Generally, use tables to improve readability of sample and drilling data.

*   Soil samples may be disclosed as a weighted average value over an area.

*   Refrain from reporting single soil sample values.

*   Convert all ppb quantities to ppm quantities for disclosure.

*   Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

3.   We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

Golden Snow Project, Fish Project and CPG Project page16

4.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director